Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main, Germany

March 11, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Annual Report on Form 20-F Under

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and

Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Deutsche Bank Aktiengesellschaft has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2015, which report was filed with the U.S. Securities and Exchange Commission on March 11, 2016. Such disclosure is set forth in the section entitled “Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012”, which begins on page 111 of such report.

Deutsche Bank Aktiengesellschaft

By:	/s/ Peter Burrill
Name:	Peter Burrill
Title:	Managing Director

By:	/s/ Joseph C. Kopec
Name:	Joseph C. Kopec
Title:	Managing Director & Associate General Counsel